70million Resources Inc.

Financial Statements for year end 2016 and 2017
(Unaudited)

Profit and Loss

	Total
INCOME	
Uncategorized Income	4,700.00
Total Income	4,700.00
GROSS PROFIT	4,700.00
EXPENSES	
General & Administrative	
Bank Fees	45.00
Office Expenses	39.69
Shipping and Handling	18.80
Total General & Administrative	103.49
IT Expense	
Software & Web Services	249.00
Total IT Expense	249.00
Meals & Entertainment	715.63
Travel	
Ground Transportation & Parking	4.90
Total Travel	4.90
Uncategorized Expense	2,400.00
Total Expenses	3,473.02
NET OPERATING INCOME	1,226.98
NET INCOME	$1,226.98

(Unaudited financials)

Balance Sheet

As of December 31, 2016

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Business Checking (7117)	1,226.98
Total Bank Accounts	1,226.98
Total Current Assets	1,226.98
TOTAL ASSETS	$1,226.98
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Retained Earnings	
Net Income	1,226.98
Total Equity	1,226.98
TOTAL LIABILITIES AND EQUITY	$1,226.98

(Unaudited financials)

Statement of Cash Flows

	Total
OPERATING ACTIVITIES	
Net Income	1,226.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	1,226.98
NET CASH INCREASE FOR PERIOD	1,226.98
CASH AT END OF PERIOD	$1,226.98

(Unaudited financials)

Profit and Loss

	Total
INCOME	
Revenue	3,281.72
Returns, Allowances, and Discounts	-1,675.50
Total Revenue	1,606.22
Total Income	1,606.22
GROSS PROFIT	1,606.22
EXPENSES	
Employee Related	
Health Insurance	1,684.97
Payroll	
Employer Payroll Taxes	4,246.06
Gross Wages	
Regular Earnings	55,076.45
Total Gross Wages	55,076.45
Total Payroll	59,322.51
Professional Development	34.99
Recruiting	1,232.16
Total Employee Related	62,274.63
Facilities	
Rent	12,077.00
Repairs & Maintenance	704.00
Utilities	87.60
Total Facilities	12,868.60
General & Administrative	
Bank Fees	160.50
Business Insurance	108.20
Office Expenses	6,114.70
Shipping and Handling	1,433.47
Total General & Administrative	7,816.87
IT Expense	
Computer Hardware & Equipment	186.10
Software & Web Services	8,640.36
Telephone and Internet	2,042.40
Total IT Expense	10,868.86
Licenses and Fees	388.53
Meals & Entertainment	3,643.37
Professional Fees	
Engineering, Product & Design	3,314.75
Finance & Accounting	1,450.00
Legal	7,562.22
Management Consulting & Strategy	12,721.00
Total Professional Fees	25,047.97

	Total
Sales & Marketing	
Advertising	4,418.15
Events and Conferences	612.30
Promotional Materials	3,012.99
Total Sales & Marketing	8,043.44
Stripe Payment Processing Fees	45.00
Travel	
Air Travel	12,547.18
Ground Transportation & Parking	10,899.97
Lodging	19,430.36
Total Travel	42,877.51
Total Expenses	173,874.78
NET OPERATING INCOME	-172,268.56
OTHER INCOME	
Other Income	160.00
Total Other Income	160.00
NET OTHER INCOME	160.00
NET INCOME	$ -172,108.56

Balance Sheet

As of December 31, 2017

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Business Checking (7117)	300,668.49
Total Bank Accounts	**300,668.49**
Other Current Assets	
Prepaid Expenses	11,364.10
Total Other Current Assets	**11,364.10**
Total Current Assets	**312,032.59**
Other Assets	
Rental Security Deposits	10,000.00
Total Other Assets	**10,000.00**
TOTAL ASSETS	**$322,032.59**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued Expenses	12,398.46
Total Other Current Liabilities	**12,398.46**
Total Current Liabilities	**12,398.46**
Long-Term Liabilities	
Notes Payable - Bronson	-44,484.29
Total Long-Term Liabilities	**-44,484.29**
Total Liabilities	**-32,085.83**
Equity	
Paid-In Capital	20,000.00
Retained Earnings	1,226.98
SAFE Convertible Securities	505,000.00
Net Income	-172,108.56
Total Equity	**354,118.42**
TOTAL LIABILITIES AND EQUITY	**$322,032.59**

Statement of Cash Flows

January - December 2017

	Total
OPERATING ACTIVITIES	
Net Income	-172,108.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid Expenses	-11,364.10
Accrued Expenses	12,398.46
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,034.36
Net cash provided by operating activities	-171,074.20
INVESTING ACTIVITIES	
Rental Security Deposits	-10,000.00
Net cash provided by investing activities	-10,000.00
FINANCING ACTIVITIES	
Notes Payable - Bronson	-44,484.29
Paid-In Capital	20,000.00
SAFE Convertible Securities	505,000.00
Net cash provided by financing activities	480,515.71
NET CASH INCREASE FOR PERIOD	299,441.51
Cash at beginning of period	1,226.98
CASH AT END OF PERIOD	$300,668.49

70 Million Resources, Inc.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2016
_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

70 Million Resources, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware.
The Company derives revenue from generating recruitment fees paid by companies that hire referred applicants we send them. Additionally, the company also receives revenue from advertising employer jobs on its web site.

The Company will conduct an equity crowdfund offering during the second quarter of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables
Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory
The Company does not maintain any inventory items relevant to its operation.

Property and Equipment

The Company does not currently capitalize any long-lived assets.

Goodwill
The Company does not currently capitalize any goodwill.

Extraordinary Items- Revenue
The Company has elected early adoption of FASB ASU 2015-01, which eliminates the concept of "extraordinary items" from GAAP.

Cost of Sales
Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs
The Company expenses direct advertising costs as incurred.

NOTE C- LEASES

The Company leases office space used by the Company in the ordinary course of business. Obligations associated with buildings or equipment with leases that meet the criteria for "capital lease" treatment under GAAP have been recognized as liabilities on the Company's balance sheets.
Future minimum payments by category of lease are as follows:

2018 2019 2020
Office Space: $ 128,000

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2016 and 2017. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2016 and 2017 will expire if unused after tax years 2036 and 2037, respectively. The Company's 2014 federal tax filing will be subject to review by the Internal Revenue Service until 2018. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020; The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service until 2021.

The Company is subject to Franchise Tax requirements in the State of California. The Company's California tax filings for tax year 2016 and 2017 and 2016 will be subject to review by that State until the expiration of the statutory period in 2020 and 2021, respectively.

NOTE E- EQUITY BASED COMPENSATION

In 2017, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan vest at the rate of 25% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2017, options issued, available, and exercised were as follows:

Options Authorized 1,000,000
Options Issued 5,894
Options Available 994,106

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 31, 2017, the date that the financial statements were available to be issued.